SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EARNINGS RELEASE

3rd QTR 2015

4G

TIMP3
NOVO MERCADO
BM&FBOVESPA

TIM
Você, sem fronteiras.

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Third Quarter of

Operational Highlights

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#1 in 4G coverage: 278 cities covered in October 2015 (+233 cities vs. Dec/14)

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Network evolution: 173 cities in Mobile Brodband Plan, covering >70% of 3G data traffic

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Postpaid customer base growth: +13% 3Q15 vs. 3Q14

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Smartphones penetration at 63% (although data users represents 43% of total base)

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Innovative ARPU grew 37% YoY in 3Q15

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Live TIM customer base surpasses 200k milestone.

Financial Highlights

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Data Services remained at solid pace of 41% YoY

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Fixed net revenues showed robust growth of +11% YoY, and +13% YoY in 9M15

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Efficiency Plan on track: Opex (ex towers sale) is down 20% YoY vs. 3Q14

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EBITDA margin (ex towers sale) at 31.5% in 3Q15. EBITDA service margin (excluding the handset business) reached 36.3% in 3Q15

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Capex: Total investments amounted R$1.2 bln in 3Q15 (+22% YoY)

Conference Call in English:

Public Meeting in Portuguese:

Nov 4th, 2015, at:

Nov 4th, 2015, at:

12:00 AM Brasília time

09:30 Brasília time

09:00 AM US EST

06:30 AM US EST

Tel.: +1 888 700-0802 (USA)

Maksoud Plaza Hotel - SP

       +55 11 3193-1001 or +55 11 2820-4001 (Brazil)

To access live broadcast please click here.

       +1 786 924-6977 (other countries)

Code: TIM

MESSAGE FROM CEO

Dear Shareholders, Analysts and Stakeholders,

The great transformation in the mobile industry we have been highlighting since the beginning of 2015 continued well into the third quarter, accompanied once again by the very tough macroeconomic environment, which presented an accentuated deterioration of the exchange rate, yet another negative adjustment to GDP growth and a confirmation of the high inflation for the year.

As anticipated, the decline of voice usage continues, and this last quarter we could observe a reduction of 13% YoY in our MOUs, in line with industry wide declines, as our users move away from voice and into data consumption, replacing voice usage by messaging and data before the effect of the reduction of the MTRs and its impact on off-net voice tariffs takes hold.

With the pressure of the macroeconomic scenario, the achievement of a near saturation level for voice lines in the country, and the accelerated substitution of voice by messaging and data, we confirm our prediction of the beginning of a significant consolidation in the number of multiple prepaid SIM cards, resulting in an important reduction in the so called “community effect” (club effect, with on-net calls costing a fraction of off-net calls and retaining users based on the total size of the customer base, or “community”), and a corresponding overall reduction in the number of total users due to the reduction of the prepaid base. As further confirmation, all players presented reductions in the prepaid base during the quarter as observed by the numbers disclosed by Anatel, leading to a quarter with overall customer base reduction for the first time in the historical series.

On the positive side, as a confirmation of our stated strategy of focus on data, the growth of our data revenues continued unabated even by the macro crisis, and achieved again an impressive 41% year over year over the third quarter 2014, effectively doubling our data revenues in the period of one year. Innovative revenues, which include content and applications on top of data connectivity, grew 34% YoY, with a more conservative approach to generating value added service revenues in face of increasing customer satisfaction metrics. As indication of the strength of data growth, both our Data ARPU and BOU (Bytes of Use) metrics also experienced fast growth, at the clip of 37% and 30% YoY respectively, boosted by the increase in Smartphone penetration in the base, which reached 64% in the third quarter, up from 44% last year.

This performance was certainly helped by the continuation of our long term focus on investing in infrastructure, which again delivered substantial results in Q3 as detailed further below, and also by the strategy of moving up the value of our customer base, which presented an improvement in mix between postpaid and prepaid customers, with the former growing at double digits and reaching a mix of 19% during Q3, as compared to 16% a year prior.

Despite the growth in data revenues, the continuation of the decline in incoming revenues due to MTR reduction, in addition to the trends in voice and SMS, which combined still account for roughly 65% of revenues, again brought short term pressures to service revenue growth during last quarter, resulting in a 6.5% decline over the same period in 2014. An important indicator must be highlighted though, which is the sequential stability on service revenues on a QoQ basis when compared with 2Q 2015. On total revenue figures, it is very important to understand the significant change in strategy as far as handset sales go, and given the penetration levels on the base have already achieved levels close to 70% as stated above, the company has decided to reduce overall volumes, focusing sales on value channels where better opportunities for qualified sales exist, resulting in a large decline to product revenues, but without any impact to the company’s profitability or overall strategy, as also anticipated in our second quarter message.

The results of the third quarter indicate we will still see the short term challenges on revenues, and to a lesser extent on EBITDA, for a few tough quarters, but also indicate that the strategy of building the infrastructure for the future, focusing on growing and protecting data revenues, changing the profile of our customer base and relentlessly working on cost efficiencies will eventually bring us to the return of growth in both revenues as well as EBITDA, with the crossing point between data and voice revenues expected for sometime around the middle of 2016. With this in mind, let me expand quickly on what we have been doing as far as each component of our strategy goes.

Infrastructure investments leading us into the future: achieving leadership in 4G coverage

We have been stating the importance of the infrastructure component as the primary pillar of our long-term strategy for over two years now, but most importantly we have been delivering very solid results on all of our infrastructure and network quality fronts, and Q3 2015 was no exception. During the quarter, our Capex investments were up 22% when compared to last year, again with a heavy emphasis in expanding our 3G and 4G coverage and guaranteeing an improved experience in the use of our mobile broadband services.

During Q3, our Mobile Broadband project reached over 170 cities, and now we cover over 70% of our total data traffic in the country with a very high speed infrastructure of fiber and/or high capacity digital radios, allowing us to move up substantially in all Anatel quality metrics, and in particular in the two data metrics which measure “average speed” and “instantaneous speed”, where TIM has been the mobile operator with the greatest improvements, getting close to the a leadership position in those indicators. Still during Q3, we increased our number of 3G sites by over 19%, adding approximately 300 cities when compared to last years numbers, and increased the number of 4G sites by over 55%, reaching virtually half of the urban population in the country with 4G.

But the most important achievement in the last few months as far as the progress of our data infrastructure came during the month of October, when, for the first time, TIM announced it has reached the leadership in 4G coverage in Brazil by number of cities served, which reached at the end of October 278 cities, well in excess of the cities covered by the operator with the second most cities deployed. This very important milestone was made possible by the innovative strategy of refarming the 1.8 GHz frequency from 2G to 4G, and with that in mind we expect to get close to 400 cities covered by 4G by the end of 2015, or close to 60% of Brazil’s urban population, in a sign of a very clear commitment with the future growth of data and TIM’s quality position in it.

New Offer Portfolio: transforming the mobile industry in Brazil yet again

As communicated in my last quarterly message, we have been adjusting our offer portfolio and focus on subscriber acquisition to “protect the value of our customer base while increasing our base of value customers”. And with the current scenario in mind, and the very solid execution on the main components of our strategy, at the end of Q3 TIM decided it was time for yet another bold move in transforming the industry in Brazil and changing the offer game going forward. As I wrote this, TIM has took the center stage in becoming the first mover on introducing attractive off-net voice minutes in all of its prepaid, control and postpaid offers, in addition to repositioning the data volumes for all plans in a more attractive manner, in a move which not only reinforces its image as being the innovator in Brazilian mobile space, but also helps us in our strategy of defending the first SIM card customers in a moment of SIM Card consolidation and migration to postpaid.

With just a few days of our new Portfolio announcements, it is already possible to see that this was a much anticipated change in the market, and even though the new offers will require some time to penetrate our customer base and to produce effects of volume/value share gain, we expect the industry to eventually move in the same direction. In the meantime, it will be important to recognize that the new offers will bring different margin dynamics to play with the use of off-net minutes, which will decrease in cost over time as the MTR continues to be reduced. It is also important to highlight that the new offers introduce several important strategic concepts such as recurring charging on prepaid, gradual reduction of the promotional OTT allowances, rightsizing of data packages to preserve data values and the extensive use of voice/data bundles across all families of plans. All of these moves will help protect TIM’s position on prepaid and also bring a new differentiation for higher value clients of control and postpaid plans.

This move marks also a departure in terms of communication strategy, which is now evolving to allow for a new brand positioning, more aligned with quality, innovation and the new reality of user needs and telecom services in Brazil.

Focus on efficiency becomes integral part of the strategy, solid financials

As highlighted many times before, the company has been investing relentlessly in becoming as operationally efficient as possible, by addressing opportunities both in day by day cost control activities as well as focusing on long term structural gains such as process improvements and business model changes. This disciplined approach to operational efficiency and cost control has then become an integral part of our strategy, and has helped us weather part of the short term impacts coming form the industry transformation and macroeconomic challenges faced by Brazil under the current scenario. During Q3, the results of this strategy could bee clearly seen again, with a reduction in total Opex expenses of 19% when compared to the same period last year, with reduction in virtually all cost components except personnel costs, which will continue to be addressed with organizational changes, rightsizing and additional efficiency approaches.

The result of this approach, even with declining revenues, was an increase in EBITDA margin from 27% in the 3rd quarter of 2014 to 31% in the same quarter this year, and an increase in Service EBITDA margin from 34% to 36% in the same period comparison. This served to mitigate the impact of revenues on EBITDA decline, which presented a reduction of 2.7% net of the positive non-recurring effects of our tower sale process, despite an overall service revenue reduction of 6.5%. Considering the effects of the tower sale process, reported EBITDA on Q3 2015 was boosted by an additional R$ 267 million, leading to 17% growth YoY, and our reported Net Income received a boost of R$ 820 million on the first 9 months of 2015, or a 47% increase YoY on a non-recurring basis. Net Financial Position remains at a comfortable 0.46x, for a Net Debt of R$ 2.5 billion, stable from the second quarter.

Conclusion and Perspectives

This is, without a question, a period of great transformations, for the country, for the industry and ultimately for TIM. And we are firmly committed to our strategy of becoming a leading mobile data player in Brazil by continuing to invest in future proof infrastructure, becoming every day more operationally efficient, and transforming the market with disruptive offer innovation and customer base repositioning. By achieving 4G coverage leadership and launching a complete new offer Portfolio, we believe we are moving closer towards our goals of delivering sustained growth and superior strategic, operational and financial results. We know the challenges are not small, but we remain committed to our goals, and count with the most passionate team in the industry to make them happen.

Rodrigo Abreu

CEO

FINANCIAL PERFORMANCE

OPERATING REVENUES

Revenues performance remains impacted largely by MTR sharp reduction and faster migration from Voice to Data services. On the positive side, data services kept growing solid double digit year-over-year but not yet sufficient to offset the aforesaid pressure on traditional services.

Gross service revenues totaled R$17,406 million in the first nine months of 2015 (-4.8% YoY), while totaled R$5,724 million (-5.9% YoY) in the third quarter of 2015.

Gross revenues breakdown and other highlights are presented as follows:

Usage and monthly fee gross revenues reached R$7,405 million in 9M15 (-10.7% YoY), impacted by a tougher macroeconomic scenario and the continued migration towards data usage. As for 3Q15, usage and monthly fee gross revenues totaled R$2,364 million (-13.7% YoY), with prepaid segment being more impacted by macro headwinds. Minutes of Use (MOU) came in at 119 minutes in 3Q15, down 12.6% when compared to 3Q14.

Value Added Services (VAS) gross revenues totaled R$5,726 million in 9M15, a solid double digit growth of 20.4%. This solid result is mainly due to the strong increase of 42% YoY in innovative revenues, even with the impact of continuous decrease in SMS business, which fell by 32% YoY. As for 3Q15 analysis, VAS gross revenues reached R$1,987 million, up 19% YoY, again boosted by an increase of 36% YoY in innovative revenues. Both segments, prepaid and postpaid, kept a strong growth pace.

Data Revenues represents more than 36% of total mobile gross service revenues (up from 29% in 3Q14).

Long distance gross revenues came at R$2,077 million in 9M15, a drop of 11.5% when compared with the same period of 2014. Such performance is mainly explained by the service commoditization and the switch from voice to data usage pattern. As for 3Q15 figures, long distance gross revenues reached R$671 million (-11.8% YoY).

Interconnection gross revenues in 9M15 and in 3Q15 dropped near 39% YoY to R$1,217 million and R$370 million respectively, due to the impact of MTR price cut together with the intensification of the SMS substitution to messaging applications and the change in the dynamic of overall voice traffic.

Other Mobile Revenues reached R$245 million in 9M15, an increase of 22.5% YoY, mainly driven by the growth of revenues related to infrastructure sharing. As for 3Q15, growth reduced to 12.6% YoY, following the decline in tower leasing revenues as a consequence of the sale-leaseback transaction.

Fixed business gross revenues, including “TIM Soluções Corporativas”, “TIM Fixo” and  “Live TIM”, totaled R$736 million in the first nine months of 2015, a solid increase of 9.0% when compared to the same period of 2014. This performance keeps proving the success of the ultra-broadband business and the strategy to restructure TIM Soluções Corporativas (former Intelig). As for the 3Q15, fixed revenues reached R$257 million, showing once more a solid double digit growth of 10.4% YoY.

Product sales gross revenues decreased by 27.9% YoY and 56.1%, reaching R$2,276 million in 9M15 and R$503 million in 3Q15 respectively. Handset sales have being impacted by (i) tougher macroeconomic environment, (ii) FX appreciation causing handset price up, and (iii) adjustments in handset strategy.

In all, product unit sale has reduced by 78.1% YoY in 3Q15 to 697 thousand units while average price has increased by 97.6% YoY in 3Q15.

Total Net Revenues reached R$13,017 million (-9.2% YoY) in the first nine months of the year and Net Services Revenues totaled R$11,508 million (-5.1% YoY). In the same period, Business Generated Net Revenues grew 0.9%, even with the faster transition from voice to data and stronger macroeconomic headwinds. Looking to 3Q15 performance, total net revenues reached R$4,117 million (-15.2% YoY) and Net Services Revenues R$3,784. In the period Business Generated (voice+data) has decreased by 1.6% YoY.

Last quarter, we have introduced a new format of net revenue breakdown, between “Innovative” and “Traditional”, aiming better indicating business trend. Innovative consists in VAS revenues excluding SMS revenues.

Said that, Innovative Mobile Net Revenues came at R$3,408 million in 9M15, a sound increase of 40.8% YoY. As for the third quarter, Innovative revenues totaled R$1,214 million (+34.1% YoY). Both performances were driven by a solid speed in data adoption and usage, BOU (bytes of use) rose by 30.3% in comparison to 3Q14. Also, smartphones penetration reached 62.7% of the customer base (44.2% in 3Q14).

ARPU (average revenue per user) reached R$16.4 in 3Q15, down -5.9% YoY, largely impacted by MTR cut and the reduction in voice usage. As for VAS ARPU, it posted a significant increase of 18.4% YoY, showing the resilience of innovative revenues.

As a consequence of consecutive MTR cuts combined with Innovative revenues gaining importance, the MTR incidence on net service revenues have been decreasing significantly every quarter, staying at its lowest level in 3Q15, near 8%.

OPERATING COSTS AND EXPENSES

In the nine months of 2015, Total Opex (ex-towers sale) reached R$9,109 million or

-12% versus 9M14. As for the 3Q15, Total Opex (ex-towers sale) totaled R$2,821 million, yet another saving of 20% year-over-year.

Organic operating expenses analysis for 3Q15 and 9M15 are presented as follows:

Personnel expenses reached R$253 million in 3Q15, a small growth of 1.5% when compared to the same period of last year, driven mainly by a revision in company’s estimates which led to a reduction in provisions related to variable compensation for the year. As for the 9M15 personnel expenses totaled R$770 million (+8.9% YoY) mainly as a result of the increase in 5% in the headcount.

Selling & Marketing expenses amounted to R$867 million in 3Q15, a decrease of 15.2% versus the same period last year, due to less commissioning and significant decline of 15% in FISTEL expenditures, following an austere disconnection policy set forth. In the 9M15, selling & marketing expenses totaled R$2,817 million (-7.0% YoY) impacted by the same elements mentioned above.

Network & Interconnection costs reached R$955 million in 3Q15, a decrease of 10.4% on a yearly comparison, driven mostly by the reduction on  (i) MTR price, (ii) voice/SMS off-net traffic and (iii) leased lines costs. As for the 9M15 network & interconnection costs totaled R$2,907 million (-11.1% YoY) for pretty much the same reasons mentioned.

General & Administrative expenses (G&A) amounted to R$151 million in 3Q15, a decrease of 9.9% YoY, mainly driven by the Efficiency Plan in progress. In 9M15 general & administrative expenses amounted R$423 million and another relevant saving of -14.7% YoY.

Cost of Goods Sold reached R$412 million in 3Q15, a sharp decrease of 51.8% versus the same period of last year due to a reduction of 78% in the number of handsets sold. Costs of goods sold in 9M15 totaled R$1,706 million (-26.7% YoY), with volume of sales dropping by 53% in the period.

Bad Debt expenses increased by 8.9% YoY in 3Q15 to R$63 million, mainly due to the expansion of postpaid mix to 19.0% of total customer base and up from the 16.4% in 3Q14. Bad debt expenses as a percentage of gross revenues stood at 1% (vs. 0.8% in 3Q14). As for the 9M15 period, Bad Debt reached R$179 million (-15.2% YoY) and represented 0.91% of gross revenues (vs. 0.99% in the same period of last year).

Other operational expenses (ex-towers sale) reached R$120 million in 3Q15, an increase of 15.2% vs. 3Q14, mainly due to higher costs on contingencies. As for 9M15 period, other operational expenses totaled R$307 million, flat on a yearly comparison.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$35.2 per gross add in the 3Q15, an increase of 13.1% YoY, mainly due to the postpaid increase. The SAC/ARPU ratio (indicating the payback per customer) reached 2.2x, a small increase versus 2.1x in 3Q14, again due to the new approach on postpaid segment. Postpaid users reached 13.8 million, up 12.8% from 3Q14.

FROM EBITDA TO NET INCOME

EBITDA

Organic EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$3,908 million in 9M15, a decrease of 1.8% when compared to R$3,980 million in the same period last of year. In 3Q15, Organic EBITDA reached R$1,296 million, 2.7% lower than 3Q14. This performance was mainly due to: (i) a tougher macroeconomic environment, (ii) MTR cut impact and (iii) voice services faster decline.

Nevertheless, Organic EBITDA margin showed once again a significant improvement of 225bps in 9M15, reaching 30.0% vs. 27.8% in 9M14. As for the quarter analysis, EBITDA margin came at 31.5%, up from 27.4% in 3Q14.

Organic EBITDA margin on services (excluding handset business) came at 35.7% in 9M15, up by 225bps when compared to 33.4% in 9M14. In 3Q15, Organic EBITDA margin on services reached 36.3%, up by 226bps when compared to 3Q14.

Following a similar trajectory as revenues exposure, MTR incidence on organic EBITDA has been falling significantly, reaching its lowest levels at ~13%, in 3Q15.

Reported EBITDA (including towers sale) totaled R$5,092 million in 9M15, an increase of 27.9% when compared to the same period of last year. This is a consequence of the conclusion of first and second tranches of towers sale in April-29 (net effect of R$917.5 million) and in September-30 (net effect of R$266.5 million), as seen below in dedicated session. For the quarter, reported EBITDA amounted to R$1,563 million.

D&A / EBIT

In 9M15, Depreciation and Amortization totaled R$2,493 million, up 10.8% YoY when compared to the same period of last year due to an increase in network equipment following our Industrial Plan’s CAPEX increase. In the third quarter, Depreciation and Amortization amounted to R$849 million an 11% YoY increase due to the same reason aforesaid.

Following the increase in depreciation and amortization, Organic EBIT (earnings before interest and taxes) totaled R$1,415 million in 9M15, representing a decrease of 18.2% YoY. EBIT margin came at 10.9% (vs. 12.1% in 9M14). For 3Q15, Organic EBIT amounted to R$447 million, a decrease of 21.5% YoY.

NET FINANCIAL RESULT

In 9M15, Net financial result came at -R$283 million, an increase vs. -R$183 million in the same period of last year, with financial expenses at R$896 million (up 27.6% YoY), financial revenues at R$611 million (up 17.5% YoY) and FX variation at R$2 million. On the expenses side, the increase was due to towers sale and lease back and negative hedge effect following FX fast depreciation during the third quarter. On the revenue side, the yearly performance was largely impacted by interest rate increase and towers sale proceeds.

As for the 3Q15, net financial result totaled -R$167 million (+124.7% YoY), as an effect of R$392 million financial expenses (+46.5% YoY) and R$223 million of financial revenues (+16.4% YoY). Again driver were the mark-to-market spot and leasing negative effects.

INCOME AND SOCIAL CONTRIBUTION TAXES

In 9M15, Organic Income and Social Contribution taxes came at R$356 million, representing a decrease of 22.8% when compared to R$461 million in the same period of last year due to a reduction in the tax base for income tax and social contribution (earnings before tax decreased 26.9% YoY). Effective tax rate increased to 31.4% in 9M15 from 29.8% in 9M14. As for the 3Q15, Organic Income and Social Contribution taxes amounted R$108 million a decrease of 26.6% YoY when compared to R$147 million in 3Q14.

NET INCOME

In 9M15, Organic Net Income totaled R$776 million, a decrease of 28.6% YoY. EPS (Earnings per Share) reached R$0.32 in 9M15 (vs. R$0.45 in 9M14). As for the third quarter of 2015 Organic Net Income totaled R$172 million, a decrease of 50.5% YoY, with EPS reaching R$0.07 (vs. 0.14 in 3Q14).

In 3Q15, Reported Net Income totaled R$356 million, an increase of 2.3% YoY. Reported EPS (Earnings per Share) reached R$0.15.

CAPEX

In 9M15, Capex amounted to R$3,276 million, an increase of 25.2% when compared to 9M14, following our Industrial Plan’s Capex increase.

It’s worth highlighting that more than 91% of the total Capex in 9M was dedicated to infrastructure, mainly related to 3G and 4G technologies.

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$7,331 million by the end of September/15, including the leasing recognition in a total value of R$977 million and R$230 million following the leaseback of the towers sold (1st and 2nd tranches respectively).

Company's debt is concentrated in long-term contracts (77% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 39% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 3Q15, average cost of debt was 12.11% compared to 9.66% in 3Q14. Nevertheless, the increase in cost of debt was more than offset by a higher cash yield.

Cash and Cash equivalents totaled R$4,408 million by the end of September/15, a decrease vs. R$5,428 in September/14. The proceeds from the towers sale increased cash position, but were more than offset by the following cash outs:

The Company has an investment fund in foreign exchange of R$420.6 million in order to follow the variations of the US Dollar, basically formed by highly liquid public securities. Taking into account all investments made during the period, the fund’s profitability up to the end of the quarter was 26%. The investment is intended to reduce foreign exchange risk on payments made to suppliers in foreign currency.

Average cash yield reached 14.18% in 3Q15 compared to 10.95% in 3Q14.

Considering the last 12 months EBITDA, Net Debt/EBITDA ratio reached 0.46x in 3Q15 compared to 0.14x in 3Q14. Due to the above mentioned payments, net debt increased from R$791 million in 3Q14 to R$2,502 million by the end of 3Q15.

Organic Operating Free Cash Flow came negative at R$806 million in 9M15, (vs. positive R$93 million in 9M14), adversely impacted by an increase of 25.4% on Capex. In the quarter, Organic Operating Free Cash Flow totaled R$340 million, vs. R$884 million in 3Q14.

Organic Net Cash Flow in 9M15 totaled -R$2,052 million compared to -R$1,394 million in the same period of last year. In the quarter, Organic Net Cash Flow totaled -R$124 million, vs. positive R$240 million in 3Q14.

TOWERS SALE IMPACTS

In 3Q15, TIM concluded the second closing under the Tower Sale agreement signed in November 2014 with American Tower do Brasil (ATC) that comprised overall sale of 6,481 towers for ~R$3 billion cash.

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First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received ~R$1.9 billion.

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Second closing: On September 30, 2015 TIM transferred 1,125 towers to ATC and received ~R$517 million.

The Master lease agreement (MLA) defines the leaseback of the transferred towers for a 20 years period. According to IAS17, this transaction should be registered as (1) sale and (2) leaseback and following its requirements, the leaseback registered as financial leasing.

Please find below the Financial Statements impacts conciliation and the related notes for further details of the second tranche:

OPERATIONAL PERFORMANCE

BRAZILIAN MOBILE MARKET OVERVIEW

In the last data released by Anatel, Brazilian mobile market reached 280.0 million lines by the end of August/15, representing a yearly growth of 0.9%, to a penetration rate of 136.9%, flat versus the same period of last year. Overall subscriber base growth has reduced the pace versus previous quarters, mainly due to operators’ recent movements to optimizing their subscriber base and the recent effect of sim cards consolidation, impacting directly the prepaid segment whilst consumers are revisiting their spending with telecommunication, focusing their usage in only one operator.

A more austere disconnection policiy and a tougher macroeconomic scenario also contributed for this phenomenon. Nonetheless, some segments are still experiencing double digit growth, such as the hybrid plans (aka “Controle”) and data plans.

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Prepaid segment reached, in August, 208.0 million lines (-2.3% YoY) representing 74.3% of total Brazilian market (vs. 76.7% in August/14). On the same period, prepaid net adds reached -3.4 million lines (vs. +586k in the same period of last year).

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Postpaid segment reached 72.0 million lines in August (+11.5% versus August/14) with net adds of 1.0 million lines (vs. 1.1 million in the same period of last year).

Brazilian market share evolution can be described as follow:

TIM’s PERFORMANCE

(Internal figures for September/15)

TIM’s subscriber base reached 72.6 million lines at the September/15, down -3.1% when compared to the same period of last year.

43% of customer base already using data services

In the 3G technology, total subscriber base reached 42.5 million users, an increase of 25.5% against 3Q14, proving the success of the company’s strategy of equip its customers with smartphones in order to stimulate data services penetration among its users.

As for the 4G, subscriber base reached 5.0 million users by the end of 3Q15, an increase of 32.5% over 2Q15, or +1.2 million new users in this quarter, and a support evidence that the Company’s approach on 4G is paying off.

Unique data users have reached 31.3 mln lines or 43% of total base.

Net additions totaled -2.0 million lines (vs. 674.3 thousand in 3Q14), as a result of lower gross addition (7.8 million lines and down 20.9% vs. 3Q14) and higher disconnections (9.8 million lines in the period and up 6.9% YoY), following a new guideline to reduce the “washing machine effect”. Consequently churn rate in 3Q15 came at 13.2% and up from 12.4% in the same period of last year.

Postpaid customer base reached 13.8 million users in 3Q15, +12.8% yearly growth. During 3Q15, TIM added 276 thousand users in the postpaid segment (vs. 5 thousand net adds in the same period of last year). In 9M15, TIM added 1.3 million postpaid lines, showing the company is being able to regain space in this arena.

As for prepaid segment, 3Q15 ended with 58.8 million users, down 6.2% YoY. TIM maintained the leadership in the prepaid market, with 29% market share on August/15, thanks to its pioneering position, simplicity and transparent concepts.

QUALITY AND NETWORK

QUALITY DEVELOPMENTS: Meeting All Anatel’s Target

Regarding Anatel’s network quality requirements, TIM kept its solid performance. From April to July (last data available), the Company has met all Anatel’s targets for both Voice and Data services (3G/4G) in every single state. This achievement is a result of strong commitment to quality and our goal to accelerate infrastructure development, specially to support data expansion and deliver a better usage experience. Network quality KPIs described below are based on the number of states that have met targets as disclosed by Anatel.

Instant Speed & Average Speed: This quarter, we also highlight TIM’s relevant evolution in terms of mobile broadband quality according to Anatel’s metrics of instant speed (SMP10) and average speed (SMP11). In July/2015, latest data available, both indicators showed significant progress when compared to the same period last year. This is a result of the Company’s effort to improve customer experience by monitoring network quality per municipalities.

Caring Indicators: This quarter overall market demands at the consumer’s protection agencies (PROCON - SINDEC1) posted a relevant increase in a yearly comparison due to companies decision to block data usage whenever customers reached their data package cap. Even after that measure, which points to a fair monetization of data usage, TIM’s group (mobile and fixed) remained as the least demanded economic group at the customer’s protection agency in 3Q15, with a volume of demands 55% lower than the market’s average.

NETWORK EVOLUTION: Additional 6.9km thousand of Fiber and 4G coverage leadership

The 3Q15 was marked by strong evolution in terms of network implementation. Coverage and capacity continue to be the infrastructure central point and TIM is dedicating great financial and operational effort to maintain the solid expansion path. In 3Q15, 6.9 thousand km of optical fiber were implemented along with other network projects roll out, such as sites densification, Wi-Fi and small cell expansion, backhauling development, cell-site fine tuning and others.

TIM Wi-Fi project accelerated in the third quarter, with 73 new hotspots and totaling close to 1.8 thousand in the entire country. When compared to the same period last year, number of hotspots increased by 71%.

In 9M15, Mobile BroadBand Project (MBB)2 added 48 new cities to the project’s roll out. Besides the new cities, the Company also focused its efforts on coverage densification of 46 cities that were already included in 2014 and are the pillar of the mobile VAS revenue growth. In 3Q15, the MBB project reached 173 cities, covering more than 70% of the entire TIM’s 3G traffic. The goal is to complete 195 cities until the end of 2015.

The average throughput gain for the cities that have completed the MBB is remarkable, proving the efficiency approach used by the project, tackling Access (LTE/HSPA+ with dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links) and IP-Core (caching, peering and transit).

In 4G, TIM is proud to announce it has achieved leadership in terms of cities covered reaching 278 cities in October. By the end of 2015 the Company plans to extend its coverage to 400 cities, reaching 58% of urban population in the country. As for third quarter, TIM reached 48% of total urban population.

The Company keeps its focus on expanding the 4G coverage through spectrum refarming as well. The project consists in coverage optimization and the amplification in the number of locations with 4G technology, mostly by using the 1,800MHz band and reorganizing the frequency usage according to the spectrum availability.

As for the 3G, this quarter TIM expanded its coverage to 40 new cities, reaching 1,735 cities or 81.3% of urban population. By the end of 2015, Company expects to reach 1,992 cities, covering 82% of urban population. GSM coverage stood at almost 95% of urban population.

MARKETING PROGRESS

Post-paid: TIM Launches Liberty Top in 3Q15

This quarter most relevant marketing initiative was the Liberty Top offer launched in July, 20 2015. The offer generally consists in a very attractive and competitive plan for high value postpaid customers that have intensive data usage but don’t want to give up on voice. The plan was designed to be part of TIM’s efforts to go back to the value game.

In terms of performance, the new plan showed important results in 3Q15, improving postpaid net adds and accelerating prepaid to postpaid migrations. Important to highlight that cannibalization effect was small as more than 2/3 of migrations were upgrading plans.

The new plan consists in 6GB data cap (which can be shared with three different sim cards including smartphones, tablets and modems), unlimited on net calls and 400 minutes off net calls. Additionally, customers are able to send unlimited text and audio messages, share photos and videos through WhatsApp application without consuming their data allowance. Price-wise, offer was set at R$139.00/month in 14 states (including large markets such as SP, MG, BA and DF) and by R$99.00 in the states of Rio de Janeiro and Espírito Santo.

Prepaid Customers: Expanding Data Allowance

In August, TIM launched the Turbo WhatsApp offer to meet increasing demand for data in the prepaid segment. It is a monthly prepaid offer and consists in 50MB /day as data cap to be spend in WhatsApp usage, including  texting and audio messages, photos and videos, plus another 50MB/month allowance  to be spend in other internet content. The offer costs R$12 and was designed to meet increasing demand for the messaging app.

In October, TIM updated its Infinity Web and Infinity Web+SMS offers. The data cap moved to 50MB/day from 10MB/day while prices remained unchanged at R$0.75 and R$0.99 per day, respectively. Both offers also include unlimited usage of WhatsApp for texting, sending audio, photos and videos. These changes aim to increase customer satisfaction after a period of adjustments following the introduction of the data blockage after reaching user data allowance.

Handsets: Business in Transformation

Handset market continues to post significant decrease this year as sales of traditional phones plunged following the switch to smartphones. The pace of smartphones sales however is decelerating as customers continue to be negatively impacted by a tougher macroeconomic environment.

Research shows that handsets sales from manufacturers has decreased 17% in 1H15 in Brazil to 27.4 million units, according to the country`s electric and electronic industry association (ABIEE). This was largely impacted by a 78% decrease in traditional phones sales. Smartphone sales, however, posted an increase of 8% in the same period as a result of strong 1Q15 while 2Q15 posted a 13% contraction.

Despite this scenario TIM maintained its leadership position in smartphones sales in the retail sector, reaching a market share of 50% in July and August.

Other Marketing Initiatives

Following the strategy of expanding mobility and enabling users to extract the most from their devices, TIM kept expanding and improving its app portfolio. This quarter the highlights are below:

“TIM Gourmet” – Intended for cooking and gastronomy fans the app provides a wide range of services from restaurant guides to food delivery. The app also features recipes and cooking tips in video from the renowned chef Claude Troisgois. The subscription costs R$2.99 per week and the delivery service is provided in partnership with iFood platform.

“TIM Banca Virtual” – In a partnership with Editora Abril publishing house, TIM launched a platform that works as a virtual magazine stand concentrating customers’ favorite magazines from Abril. The service aims to provide a unique reading experience that goes beyond digitalization of the printed magazine providing audio, video and interactivity. Customers can choose from a monthly (R$12.99) or a weekly (R$5.99) subscription fee.

“TIM Empregos” – The app is a job/career tool that features a searching engine from Vagas.com website – a major web portal in the country – and specific content on career related topics, business and market trends. A section called “Prepare-se” (“Get Ready”) offers tips from the notorious career specialist in Brazil, Max Gehringer. The subscription is R$3.99 per week.

Live TIM: 200k. Remarkable quarter with continued expansion and quality perception

Live TIM ended 3Q15 with more than 200 thousand ultra-broadband customers, a strong growth of 67% when compared to the same period of 2014. This result placed 3Q15 as a remarkable quarter in Live TIM history, with 34 thousand new clients added to the base. Customers are concentrated at the 35 and 50 Mbps offers, nevertheless, as the portfolio grows, customers are adhering to higher speeds plans.

At the end of 3Q15 Live TIM had 29.2 thousand buildings connected (vs. 15.6 thousand in 3Q14), and an addressable market of over 1.9 million households in São Paulo and Rio de Janeiro metro regions. Prospect clients registered in Live TIM’s website reached 1.17 million (vs. 776k in 3Q14).

3Q15 was also marked by the confirmation of market quality perception on TIM’s broadband service. During the quarter, Live TIM has been awarded by:

o

The most recommended brand for CVA Solutions Institute

o

The best Broadband quality in the Perceived Quality Survey conducted by Anatel

o

The first place in the speed ranking of Netflix in Brazil

CORPORATE SOCIAL RESPONSIBILITY

TIM Institute, whose mission is to create and enhance resources for the democratization of science, technology, and innovation in Brazil, continues, in 2015, with many initiatives underway, all guided by four principles: education, technology applications, inclusion, and work.

Also, this last quarter TIM Institute launched the “Academic Working Capital” (AWC), a new project that will support innovative technology-based business with the creation of a product. The goal is to offer financial support to young entrepreneurs - students of the finals graduation – so that they may create companies from their Graduation Projects. In 2015, the TIM Institute will invest R$ 400 thousand in up to 40 projects.

The projects will be analyzed by a specialized judge committee, composed by teachers and market professionals, and the teams chose will receive orientation and financial support to launch their products over the next year. Throughout the project, students participate in workshops on Business and Technology and are weekly monitored by AWC’s consultants that will support the group mainly in making technical and business decisions. At the end of the project, students will have the opportunity to participate of an Investment Fair, on which each project will have a stand and team members will be available to present and demonstrate their solutions to investors and market professionals.

Currently, 11 projects are already being advised by AWC’s consultants. Among these projects, there is a biodigester capable to use surplus electricity from wind sources to generate biogas, a portable paper recycler and the Dumper Truck, an electric vehicle capable of carrying up to 200 kilos.

ENERGY CONSUMPTION

In line with its Environmental Policy principles, TIM considers energy consumption as one of its challenges that evolves according to the table below.

The increase in electricity consumption is due to the plant growth. In the third quarter of 2015 were activated about 1,900 new network elements, while in the same period of 2014 were activated about 500 network elements. At the end of 2014 third quarter we had about 27,200 active network elements, while the end of the same period in 2015 we reached about 30,600 network elements. The reduction observed in fuel consumption is due to route realignment of sales consultants vehicles.

Energy efficiency is carried out through some actions such as Swap Project (replacing access equipment with more modern and efficient models) and the RAN Sharing agreement (sharing model of network infrastructure with other telecom operators). In environmental terms, the RAN Sharing agreement reduces electricity consumption and also has a positive urban impact as it implies in reducing the number of new Radio Base Stations (RBS), minimizing the inconvenience to population (EN5 indicator, GRI3 3.1).

With a significant reduction in visual impact, Biosites help harmonize with the environment and urban infrastructure. Its multifunctionality can add beyond telecommunications transmission, contributing for lighting and security through surveillance cameras. At the end of September, the project surpassed the number of 100 activated Biosites, a considerable increase compared with 23 activated Biosites in December 2014.

STOCK PERFORMANCE

TIMP3 ended the third quarter of 2015 at R$7.51, down by 41.7% in the last 12 months, while the Bovespa Index (Ibovespa) was down 16.7% over the same period. The Company's ADRs closed 3Q15 at US$9.45, a decrease of 63.9% in the last 12 months (Brazilian Reais depreciated by 62% in relation to the American dollar in 3Q15 vs. 3Q14).

SUBSEQUENT EVENTS

NEW OFFERS - Changing Gears. Fast response to market new reality

On October 30th, TIM launched a new offer portfolio, evolving Company’s postpaid, controle and prepaid go to market. This strategic change occurs in a scenario of: mobile market reaching maturity, community effect slowdown, SIM card consolidation, MOU sharp reduction, voice revenues decline overcoming data growth and final stages of MTR relevant impact.

In this context, the Company adjusted its offers focusing on mobile bundle proposition and unlocking off-net value. With that innovative and disruptive strategy, TIM expects to defend voice and accelerate data further to rebound revenues.

OWNERSHIP BREAKDOWN

ABOUT TIM PARTICIPAçõES S.A.

TIM is one of the largest telecommunications companies in Brazil.  With a focus on investing in innovation and in the quality of its network, services and customer service, TIM fulfills its mission of connecting and caring for everyone so that everyone can do more.

As the first operator in Brazil to have a nationwide presence, TIM has innovation in its DNA and seeks to enhance its users' lives through its technology. Therefore, in addition to constantly working on expanding and improving its network, the company has amassed a complete portfolio, offering mobile and fixed telephony and access to the Internet.  With TIM, individual and corporate customers can always be connected.

The company's infrastructure is one of its strategic priorities. Over the past few years, TIM has upgraded its equipment and made acquisitions - such as Intelig, in 2009, and AES Atimus, in 2011 - reinforcing its commitment to quality and accessibility. From 2015 to 2017, the Company will invest R$14 billion in its operations, and most of that amount will be earmarked to expand 4G and 3G coverage throughout the country, in line with the company’s growth expectations in demand for data traffic.

Transparency is also one of the company's pillars. TIM is a publicly-held company, whose shares are listed on São Paulo’s BM&FBOVESPA under the ticker symbol TIMP3,  and ADRs (American Depositary Receipts), listed on the NYSE (New York Stock Exchange) under the ticker symbol TSU. TIM is also the only company in the telecommunications industry listed on BM&FBOVESPA's "Novo Mercado," recognized for requiring the maximum level of corporate governance, and is also part of the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2).  One of its key initiatives is the Open Doors project, which allows consumers to monitor network enhancement and improvement actions, in addition to get to know the true picture of TIM's coverage. Also worthy of note are the TIM Institute initiatives, which seek to create and maximize strategic resources to make science education and innovation available to everyone in Brazil.

You, your home and your business

Mobile and fixed telephony and access to the Internet via modems, tablets, and mobile phones running on the 3G and 4G technologies, in addition to the ultra-broadband Internet, are the services that are part of TIM's innovative portfolio. The operator was the first on the market to invest in offering new formats, such as charging for the use of voice and mobile Internet per day or through monthly billing plans paid via credit card. And it continues revolutionizing the market, delivering more benefits and providing more accessible rates to its consumers.

The company also has ideal solutions for small, medium and large businesses. The Corporate Solutions area offers fixed voice and advanced data services to the corporate segment, understanding the corporations' profiles and needs and enhancing its customers' productivity and competitiveness while yet decreasing their costs.

In the fixed ultra-Internet segment, Live TIM is a quality benchmark, with the most satisfied customer base in the country. The carrier introduced on the market navigation plans that are about ten times faster than the average Brazilian broadband, thus allowing much faster file downloads and uploads, crash-free gaming, and high-definition, real-time video streaming. Live TIM offers 35 MB to 1 GB plans and is available to residential and business customers in São Paulo, Rio de Janeiro, Duque de Caxias, and Nova Iguaçu. The company also offers Live TIM Blue Box, an entertainment center that integrates - in a single system - free high-definition digital TV, Netflix and YouTube content, and pay TV through an exclusive collaboration with TV Alphaville.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the third quarter of 2014 (3Q14), nine months of 2014 (9M14) and second quarter of 2015 (2Q15), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATION CONTACTS

Telephones: (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ir

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Attachment 1:

 Balance Sheet

Attachment 2: Income Statements

Attachment 3:

 Cash Flow Statements

Attachment 4:

 Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

(R$ Thousands)

DESCRIPTION	3Q15	2Q15	% QoQ	3Q14	% YoY
ASSETS	**33,904,039**	**33,596,262**	**0.9%**	**29,327,441**	**15.6%**
CURRENT ASSETS	**10,346,490**	**10,897,865**	**-5.1%**	**11,397,070**	**-9.2%**
Cash and cash equivalents	4,408,450	4,842,123	-9.0%	5,427,870	-18.8%
Short-term investments	420,654	-	n.a.	-	n.a.
Accounts receivable	2,981,349	3,146,115	-5.2%	3,429,189	-13.1%
Inventories	160,713	327,609	-50.9%	306,619	-47.6%
Indirect recoverable Taxes	1,145,930	1,202,048	-4.7%	1,221,198	-6.2%
Direct recoverable Taxes	290,681	418,848	-30.6%	386,047	-24.7%
Prepaid expenses	358,982	670,782	-46.5%	361,906	-0.8%
Derivative contracts	416,223	113,884	265.5%	28,089	1381.8%
Leasing	1,881	1,792	4.9%	1,525	23.3%
Other assets	161,628	174,664	-7.5%	234,626	-31.1%
NONCURRENT	**23,557,548**	**22,698,397**	**3.8%**	**17,930,371**	**31.4%**
Noncurrent assets	**3,596,141**	**3,240,915**	**11.0%**	**3,117,453**	**15.4%**
Long-term investments	-	45,339	-100.0%	41,886	-100.0%
Accounts receivable	26,331	27,561	-4.5%	32,520	-19.0%
Indirect recoverable Taxes	659,246	655,897	0.5%	510,489	29.1%
Direct recoverable Taxes	24,383	23,998	1.6%	56,569	-56.9%
Deferred income and social contribution taxes	739,286	720,289	2.6%	948,743	-22.1%
Judicial deposits	1,070,414	1,028,339	4.1%	945,058	13.3%
Prepaid expenses	56,144	59,369	-5.4%	75,327	-25.5%
Derivative contracts	774,948	472,286	64.1%	301,033	157.4%
Leasing	196,883	195,828	0.5%	192,325	2.4%
Other assets	48,507	12,009	303.9%	13,504	259.2%
Permanent Assets	**19,961,407**	**19,457,482**	**2.6%**	**14,812,918**	**34.8%**
Property, plant and equipment	10,164,053	9,675,429	5.1%	8,393,996	21.1%
Intangibles	9,797,354	9,782,053	0.2%	6,418,922	52.6%
LIABILITIES	**33,904,039**	**33,596,262**	**0.9%**	**29,327,441**	**15.6%**
CURRENT LIABILITIES	**7,239,288**	**7,304,588**	**-0.9%**	**7,108,019**	**1.8%**
Suppliers	3,301,592	3,975,840	-17.0%	4,262,636	-22.5%
Loans and financing	1,873,274	1,254,951	49.3%	1,248,490	50.0%
Derivative contracts	194,488	50,226	287.2%	27,174	615.7%
Leasing	25,819	18,000	43.4%	5,878	339.2%
Salaries and related charges	275,990	233,938	18.0%	261,460	5.6%
Indirect taxes, charges and contributions	504,547	504,155	0.1%	500,133	0.9%
Direct taxes, charges and contributions	89,429	309,107	-71.1%	150,545	-40.6%
Dividends payable	60,576	60,597	0.0%	53,776	12.6%
Authorizations payable	449,284	434,671	3.4%	105,803	324.6%
Deferred Revenues	443,717	440,566	0.7%	-	n.a.
Other liabilities	20,571	22,538	-8.7%	492,123	-95.8%
NON CURRENT LIABILITIES	**9,736,468**	**9,728,442**	**0.1%**	**6,999,561**	**39.1%**
Loans and financing	5,015,961	5,539,029	-9.4%	5,136,548	-2.3%
Derivative contracts	-	38,943	-100.0%	-	n.a.
Leasing	1,539,840	1,307,261	17.8%	323,654	375.8%
Authorizations to pay	626,081	616,620	1.5%	-	n.a.
Indirect taxes, charges and contributions	100	98	2.5%	92	9.4%
Direct taxes, charges and contributions	239,628	235,421	1.8%	226,043	6.0%
Deferred income and social contribution taxes	773,705	567,860	36.2%	418,056	85.1%
Provision for contingencies	428,123	411,678	4.0%	421,117	1.7%
Pension plan	643	643	0.0%	1,084	-40.7%
Asset retirement obligations	48,012	98,758	-51.4%	296,356	-83.8%
Deferred Revenues	1,033,785	881,537	17.3%	-	n.a.
Other liabilities	30,590	30,595	0.0%	176,611	-82.7%
SHAREHOLDERS' EQUITY	**16,928,283**	**16,563,232**	**2.2%**	**15,219,861**	**11.2%**
Capital	9,866,298	9,866,298	0.0%	9,859,071	0.1%
Capital reserves	1,347,530	1,346,572	0.1%	1,222,619	10.2%
Income reserves	4,122,262	4,114,635	0.2%	3,055,464	34.9%
Treasury Stocks	(3,369)	(3,369)	0.0%	(3,369)	0.0%
Net Income for the period	1,595,562	1,239,095	n.a.	1,086,076	46.9%

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements

 (R$ Thousands)

Attachment 3

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements

 (R$ Thousands)

Attachment 4

TIM PARTICIPAÇÕES S.A.

Operational Indicators

Footnotes

1 SINDEC in the National Information System of Consumer Protection, which integrates 406 agencies (PROCONs). It is estimated that these PROCONs represent 48% of total demands in Brazil. Figures consider both mobile and fixed business. The states of CE, DF and PB were not covered this quarter. Due to technical issues reported by agency, data may suffer modifications.

2 MBB project comprises actions on the entire the network: Access (4G, HSPA+ with dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links), and IP-Core (caching, peering and transit)

3 GRI Global Reporting Initiative, an international reporting standard on performance indicators, used by TIM on its Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 3, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.